UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of  July 2007

Commission File Number:  0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on KDDI and Alvarion Contribute to Bridging Digital Divide in Emerging Asian Countries dated July 23rd, 2007	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

            ALVARION LTD.

Date: July 23rd, 2007                                                                                 By: /s/ Efrat Makov
                            Name: Efrat Makov
                                            Title: CFO

EXHIBIT 1
Contacts
Efrat Makov, CFO                                                          Claudia Gatlin, Investor Relations
+972-3-645-6252                                                             +212-830-9080
+760-517-3187                                                                claudia.gatlin@alvarion.com
Efrat.makov@alvarion.com

FOR IMMEDIATE RELEASE

KDDI and Alvarion Contribute to Bridging Digital Divide in
Emerging Asian Countries

Projects in Cambodia and Vietnam Support Pan-Asian Initiative

Tokyo, Japan & Tel Aviv, Israel, July 23, 2007 — Alvarion Ltd. (NASDAQ: ALVR), today announced its collaborative work with KDDI to bridge the digital divide in Cambodia and Vietnam. KDDI promotes telecommunications and information and communications technology (ICT) services via its own specific activities, and also participates in the Asia-Pacific Telecommunity (APT) organization.

APT’s main goal is to reduce digital divide and promote advanced services including Internet access, E-learning, E-Government, E-Commerce, and more as part of the pan-Asia initiative.

KDDI is using Alvarion’s solutions in Vietnam and Cambodia, to improve broadband data services to residents, schools and municipalities. Alvarion is supporting KDDI and working together to tailor solutions that are optimized for local requirements. For example, KDDI making use of Alvarion’s BreezeMAXTM in Vietnam, and its BreezeACCESS® VL in Cambodia.

“We are impressed with Alvarion’s qualifications, and after checking several top-tier vendors, we decided to use Alvarion’s solutions for our projects throughout Asia.” said Yuki Umezawa, Senior Manager, Head of International Cooperation Section in KDDI. “Alvarion answers to our high-standard requirements offering extensive field-experience and successful deployments across the globe. With products covering the full range of frequency bands, Alvarion has the optimal high-performance wireless broadband solutions and we look forward to additional projects with them throughout Asia.”

“We are proud to be supporting one of Japan’s top operators in addressing the growing broadband needs in emerging countries,” said Rudy Leser, corporate vice president of strategy and marketing for Alvarion. “In addition to contributing to the APT initiative, this joint effort expands our presence in Asia and indicates the tremendous potential in the Asian markets in general and particularly in Japan.”

About KDDI

KDDI (www.kddi.com) is the only Japanese information and communication company that comprehensively provides all communications service, from fixed to mobile. KDDI is aggressively working towards realization of the coming Ubiquitous Network Society through its ability to develop leading-edge fixed and mobile communications networks and services to support them and through the ability to carry out technical R&D at a level unsurpassed anywhere.

About APT

The Asia-Pacific Telecommunity (APT) was established in July 1979 and is a unique organization of Governments, telecom service providers, manufactures of communication equipment, research & development organizations and other stake holders active in the field of communication and information technology. APT serves as the focal organization for communication and information technology in the Asia Pacific region. Through its various programs and activities, APT has made a significant contribution to the growth of the ICT sector especially the telecommunications sector in the Asia Pacific region (http://www.apt.int/).

About Alvarion

With more than 3 million units deployed in 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.
Alvarion is leading the market to Open WiMAX solutions with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.
As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.